FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 06, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 6, 2003                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

29 October 2002

GlaxoSmithKline PLC

                             GSK Share Re-Purchases

GlaxoSmithKline plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20th May 2002, it purchased for cancellation 800,000 of its Ordinary 25 pence shares on 29th October 2002 at a price of 1235.88 pence per share.

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

2 January 2003     The Administrators of the GlaxoSmithKline US Retirement
                   Savings Plan ("the Plan") notified  GlaxoSmithKline  plc on 3
                   January 2003, that as a result of movement in the fund on the 2 January 2003, the number of Ordinary Share ADRs held by the fund had decreased from 18,343,751 to 18,290,955 at an average price of $38.51.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Mr J D Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

3 January 2003

 Directors' Interests


I give below details of a change in the interests in Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Director arising from the purchase of Ordinary Shares at a price of (pound)11.94 per Ordinary Share on 3 January 2003 through the Company's ShareReward Plan ("the Plan") which Mr Coombe entered on 5 October 2001:


Mr J D Coombe                   Acquisition of 2 Ordinary Shares
                                under the Dividend Reinvestment element of the Plan (Company contribution)



Mr Coombe and the Company were advised of this information on 6 January 2003.



S M Bicknell
Company Secretary

6 January 2003

                                         Director's Interests
I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:

Dr J P Garnier                 The Administrators of the
                               GlaxoSmithKline US Retirement Savings Plan notified GlaxoSmithKline plc on 6 January 2003 that Dr Garnier had increased his interest by 72
                               Ordinary Share ADRs at a price of $38.83 per share on 3 January 2003. Dr Garnier was also notified of this change on 6 January 2003.

S M Bicknell
Company Secretary
6 January 2003

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

3 January 2003     The Administrators of the GlaxoSmithKline US Retirement
                   Savings Plan ("the Plan") notified GlaxoSmithKline plc on 6
                   January 2003, that as a result of movement in the fund on the 3 January 2003, the number of Ordinary Share ADRs held by the fund had increased from 18,290,955 to 18,320,180 at an average price of $38.83.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Mr J D Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

6 January 2003